Mark A Varney, Ph.D.

President & Chief Executive Officer

Cortex Pharmaceuticals, Inc.

7700 Irvine Center Drive

Irvine, CA 92618

USA

Telephone: 949/727-3157,ext. 138

Facsimile: 949/727-3657

mvarney@cortexpharm.com

July 27, 2012

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Attn: Jeffrey Riedler, Assistant Director

Re:	Registration Statement on Form S-1

Filed January 20, 2011

File No. 333-171788

Dear Mr. Riedler:

The undersigned, as President and Chief Executive Officer of Cortex Pharmaceuticals, Inc. (the “Company”), hereby informs the Securities and Exchange Commission (the “Commission”) that the Company has determined to withdraw the above-referenced Registration Statement, together with all exhibits and amendments thereto.

The Company is seeking withdrawal of the Registration Statement on the grounds that the Registration Statement is out of date.

Therefore, the Company hereby requests that the above-referenced Registration Statement be withdrawn, effective immediately, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”). This will confirm that the Company has not sold any securities pursuant to the Registration Statement.

Pursuant to Rule 477(c), the Company advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you should have any questions regarding this request for withdrawal, please contact our legal counsel, Marc Alcser at (949) 725-4136. Thank you for your courtesy and cooperation in this matter.

Very truly yours,

CORTEX PHARMACEUTICALS, INC.

/s/ Mark A. Varney, Ph.D.

Mark A. Varney, Ph.D.

President and Chief Executive Officer